SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 24, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: 10 x Managers transactions

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 17:45 EEST

Nokia Corporation - Managers' transactions (Ahopelto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Ahopelto, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28999/4/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 21418 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 21418 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 17:45 EEST

Nokia Corporation - Managers' transactions (Baldauf)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Chair of the Board.

Person subject to the notification requirement

Name: Baldauf, Sari

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28982/4/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 47427 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 47427 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 17:45 EEST

Nokia Corporation - Managers' transactions (Crain)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Crain, Elizabeth

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28988/4/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 21928 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 21928 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 17:45 EEST

Nokia Corporation - Managers' transactions (Dannenfeldt)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Dannenfeldt, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28991/4/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 23458 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 23458 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 18:10 EEST

Nokia Corporation - Managers' transactions (Hook)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Hook, Lisa

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 29003/5/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 20399 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 20399 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 18:10 EEST

Nokia Corporation - Managers' transactions (Horan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Horan, Jeanette

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 29006/5/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 21418 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 21418 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions

24 April 2023 at 18:10 EEST

Nokia Corporation - Managers' transactions (Öistämö)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Öistämö, Kai

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 29000/5/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 20908 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 20908 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions
24 April 2023 at 17:45 EEST

Nokia Corporation - Managers' transactions (Saueressig)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Saueressig, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 29002/4/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 19889 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 19889 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation
Managers’ transactions

24 April 2023 at 18:10 EEST

Nokia Corporation - Managers' transactions (Skou)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Skou, Søren

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28993/5/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 22948 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 22948 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
24 April 2023

Nokia Corporation

Managers’ transactions

24 April 2023 at 18:10 EEST

Nokia Corporation - Managers' transactions (Smits-Nusteling)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 4 April 2023, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Carla, Smits-Nusteling

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 28985/5/4

Transaction date: 2023-04-24

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 21928 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 21928 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release	2 (2)
24 April 2023

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer